

June 12, 2024

Lau Chi Fung
Chief Executive Officer
CTRL Group Limited
Unit F, 12/F, Kaiser Estate Phase 1,
41 Man Yue Street
Hunghom, Kowloon, Hong Kong

> **Re: CTRL Group Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 4, 2024**
> **File No. 333-277979**

Dear Lau Chi Fung:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed June 4, 2024

General

1. We note your response to prior comment 2 that "[t]he Company's listing on Nasdaq may have certain requirements related to the registration of securities for resale, but the decision to register the offering is primarily driven by regulatory compliance . . . ." Please elaborate upon the certain requirements related to your contemplated registration of securities for resale, as well as the related "regulatory compliance" reasons that are driving the decision to register the resale offering at this time. In this regard, we further note your response that "[t]he resale offering is not being registered at this time solely to satisfy any Nasdaq listing requirements" (emphasis added). Please clarify and elaborate here, as your response indicates that the resale offering is at least in-part being registered at this time to satisfy such requirements.

2. We further note that, in your response to our comment asking why the resale offering is being registered at this time, you state that "[t]here was a mutual understanding between Mr. Shum Tsz Cheung and the Selling Shareholders that the Shares would be registered to provide greater flexibility for the Selling Shareholders to exit following the Company's initial public offering." Additionally, we note your disclosure on page 6 that such private sales occurred "[o]n February 27, 2024, following the completion of the Forward Stock-Split" that you separately note was "in anticipation of and preparation for this initial public offering." Given the timing of the transactions and the "mutual understanding" between the parties, please reconcile with your response that "the Selling Shareholders acquired the Shares for investment purposes and not for the purpose of resale."

   In addition, please tell us how your controlling owner, Mr. Shum Tsz Cheung, and the Selling Shareholders determined the number of shares to be sold in the February 27, 2024 transaction relative to the number of shares to be offered in the primary offering. In this regard, we note that you are offering 2,000,000 shares in the underwritten offering and 1,750,000 in the resale offering.

3. We note your response to prior comment 3 and reissue the comment, as you continue to disclose that, "[s]ince there is currently no public market established for our securities, the Selling Shareholders will sell at a price between US$4.00 and US$5.00 per Ordinary Share, the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part." On your resale prospectus cover page, revise to reconcile with your response and subsequent disclosure stating that the Selling Shareholders will sell at prevailing market prices or in negotiated transactions or a combination of such methods. In this regard, your disclosure continues to be inconsistent. Additionally, while we note your response that you included a placeholder for the initial public offering price of your ordinary shares and the most recent trading price of your ordinary shares on Nasdaq, it does not appear that you made such revisions. Please revise accordingly.

   Please contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Mendelson, Esq.